September 25, 2015

VIA EDGAR and FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Era Anagnosti, Legal Branch Chief

Re:	Follow-On Offering of Shepherd’s Finance, LLC

Registration Statement on Form S-1, as amended

File No. 333-203707

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, Shepherd’s Finance, LLC (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-captioned Registration Statement in order that the Registration Statement shall become effective at 9:00 A.M. (EST) on September 29, 2015 or as soon thereafter as practicable.

In connection with the acceleration request, the Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Michael K. Rafter of Nelson Mullins Riley & Scarborough LLP, counsel to the Company, at (404) 322-6627 with any questions about this acceleration request. Please notify us when the delegated authority copy of the order of the Commission declaring the Registration Statement effective has been executed.

Very truly yours,

Shepherd’s Finance, LLC

By:	/s/ Daniel M. Wallach
Daniel M. Wallach
Chief Executive Officer